First High-School Education Group Co., Ltd.

No. 1-1, Tiyuan Road, Xishan District,

Kunming, Yunnan Province 650228,

People’s Republic of China

VIA EDGAR

September 22, 2023

Ms. Taylor Beech

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First High-School Education Group Co., Ltd. (the “Company”)

Responses to the Staff’s Comments on

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed May 1, 2023

File No. 001-40150

Dear Ms. Beech,

The Company has received the letter dated September 20, 2023 from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on May 1, 2023 (the “2022 Form 20-F”). The Company respectfully submits to request an extension to the deadline for responding to the letter due to additional time required to prepare a thorough response and in part due to the coming week-long public holiday in China. The Company will provide its response to the letter via EDGAR as soon as possible, in any event no later than October 18, 2023.

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at 86-10-6255-5966 or tommyzhou@dygz.com, or the Company’s U.S. counsel, Dan Ouyang of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at 86-10-6529-8308 or douyang@wsgr.com.

Very truly yours,

/s/ Tommy Zhou
Tommy Zhou
Chief Financial Officer

Enclosures

cc:

Dan Ouyang, Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Adrian Yap, Partner, Audit Alliance LLP